Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Energy Partners, Ltd.:

We consent to the incorporation be reference in the registration statement (No. 333-133931, No. 333-124846, No. 333-89004, and No. 333-55940) on Form S-8 and (No. 333-117419) on Form S-8 of Energy Partners, Ltd. of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Energy Partners, Ltd. as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the internal controls over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Energy Partners, Ltd.

Our report refers to a change in the method of accounting for share-based payments effective January 1, 2006.

(signed) KPMG LLP

New Orleans, Louisiana

February 28, 2008